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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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
PARKER & PARSLEY 82-I, LTD.      PARKER & PARSLEY 86-C, LTD.                          PARKER & PARSLEY 89-A, L.P.
PARKER & PARSLEY 82-II, LTD.     PARKER & PARSLEY 87-A, LTD.                          PARKER & PARSLEY 90-A, L.P.
PARKER & PARSLEY 83-A, LTD.      PARKER & PARSLEY 87-B, LTD.                          PARKER & PARSLEY 90-B CONV., L.P.
PARKER & PARSLEY 83-B, LTD.      PARKER & PARSLEY PRODUCING PROPERTIES 87-A, LTD.     PARKER & PARSLEY 90-B, L.P.
PARKER & PARSLEY 84-A, LTD.      PARKER & PARSLEY PRODUCING PROPERTIES 87-B, LTD.     PARKER & PARSLEY 90-C CONV., L.P.
PARKER & PARSLEY 85-A, LTD.      PARKER & PARSLEY 88-A, L.P.                          PARKER & PARSLEY 90-C, L.P.
PARKER & PARSLEY 85-B, LTD.      PARKER & PARSLEY 88-B, L.P.                          PARKER & PARSLEY 91-A, L.P.
PARKER & PARSLEY 86-A, LTD.      PARKER & PARSLEY PRODUCING PROPERTIES 88-A, L.P.     PARKER & PARSLEY 91-B, L.P.
PARKER & PARSLEY 86-B, LTD.

                             (Name of the Issuer(s))

                        PIONEER NATURAL RESOURCES COMPANY
                       PIONEER NATURAL RESOURCES USA, INC.
                      (Name of Person(s) Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

---------------------------------                      -------------------------
                                                            WITH COPIES TO:
        Scott D. Sheffield                                 Robert L. Kimball
Pioneer Natural Resources Company                       Vinson & Elkins L.L.P.
    1400 Williams Square West                          3700 Trammell Crow Center
    5205 North O'Connor Blvd.                              2001 Ross Avenue
       Irving, Texas 75039                                Dallas, Texas 75201
          (972) 444-9001                                    (214) 220-7700
---------------------------------                      -------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

         (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         (b) [ ] The filing of a registration statement under the Securities Act of 1933.
         (c) [ ] A tender offer.
         (d) [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE*

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
        TRANSACTION VALUATION                      AMOUNT OF FILING FEE
             $102,442,750                                $20,500
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     * Estimated for purposes of calculating the amount of the filing fee only.
This amount is based on the issuance of Pioneer common stock and a cash payment having an aggregate value of approximately $102,442,750 by Pioneer Natural Resources Company and Pioneer Natural Resources USA, Inc. to the partners of participating limited partnerships assuming 100% participation by those partnerships in the merger of each partnership with and into Pioneer Natural Resources USA, Inc. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the value of the transaction.

     [X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:    $7,800
         Form or registration no.:  S-4 - Preliminary Proxy Statement/Prospectus
         Filing Party:              Pioneer Natural Resources Company
         Dated filed:               April 17, 2001



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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 is filed with the Securities and Exchange Commission by Pioneer Natural Resources Company, a Delaware corporation ("Pioneer"), and Pioneer Natural Resources USA, Inc., a Delaware corporation ("Pioneer USA"), in connection with the offer by Pioneer to purchase all outstanding limited partnership interests of 46 limited partnerships in which Pioneer USA serves as general partner. Of those 46 limited partnerships, 25 are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Reporting Partnerships"). Pioneer and Pioneer USA are affiliates of the Reporting Partnerships, which are the issuers of the class of equity securities that is the subject of the Rule 13e-3 transaction. Pioneer, Pioneer USA, the Reporting Partnerships and the remaining 21 limited partnerships that are not subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Nonreporting Partnerships") expect to enter into an agreement and plan of merger (the "Merger Agreement") at the time the proxy statement/prospectus referred to below is cleared by the SEC for mailing to the limited partners. Under the Merger Agreement, the Reporting Partnerships and the Nonreporting Partnerships will be merged with and into Pioneer USA and the partners of each Reporting Partnership and Nonreporting Partnership will be entitled to receive an amount of Pioneer common stock and cash based on the merger value of the Reporting Partnership or Nonreporting Partnership, as applicable. The merger value for each Reporting Partnership and Nonreporting Partnership is equal to its reserve value and its net working capital, in each case as of March 31, 2001.

     Concurrently with the filing of this statement, Pioneer is filing with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus prepared by Pioneer and Pioneer USA. The proxy statement/prospectus solicits proxies for a special meeting of limited partners of each Reporting Partnership and Nonreporting Partnership to be held to vote on a proposal to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. A copy of the preliminary proxy statement/prospectus is attached hereto as Exhibit (a)(1).

     The information in the proxy statement/prospectus is hereby incorporated by reference in response to Items 1 through 15 of Schedule 13e-3, except as set forth below.

Item 2   Subject Company Information.

         Prior public offerings (Item 1002(e) of Regulation M-A). Not applicable.

Item 3   Identity and Background of Filing Person.

         Name and address (Item 1003(a) of Regulation M-A). The address of the directors and executive officers of each of Pioneer and Pioneer USA is c/o Pioneer Natural Resources Company, 1400 Williams Square West, 5205 North O'Connor Blvd., Irving, Texas 75039.

         Business and background of entities (Item 1003(b) of Regulation M-A). None of the persons with respect to whom information is provided in response to this Item was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Business and background of natural persons (Item 1003(c) of Regulation M-A). None of the persons with respect to whom information is provided in response to this Item was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the natural persons with respect to whom information is provided in response to this
Item is a United States citizen.

Item 7   Purpose, Alternatives, Reasons and Effects.

         Effects (Item 1013(d) of Regulation M-A). The benefits and detriments to each partnership and its unaffiliated limited partners are set forth in the following sections of the proxy statement/prospectus: Summary - Benefits to the Limited Partners, Risk Factors, The Merger of Each Partnership -Distribution of Pioneer Common Stock and Cash Payment, - Material U.S. Federal Income Tax Consequences, - Accounting Treatment, -Effect of


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Merger of Each Partnership on Limited Partners Who Do Not Vote in Favor of the
Merger; No Appraisal or Dissenter Rights. For purposes of quantifying the benefits and detriments of the proposed merger transaction, we have compared the merger value for each partnership to its going concern value, liquidation value, historical distributions and, if applicable, repurchase offers. See the following sections of the proxy statement/prospectus: Summary Table on pages 4 and 5, Appendix A and the supplement for each partnership.

                  Unlike a securities acquisition transaction, in the proposed merger transaction, each partnership will merge with and into Pioneer USA, with Pioneer USA surviving. As the survivor, Pioneer USA will own 100% of the assets and liabilities of each partnership. Pioneer and Pioneer USA will account for the merger transaction using purchase method accounting. Accordingly, the book value of each partnership (approximately $59 million in the aggregate for all 46 partnerships) will be reflected on Pioneer's books based on the purchase price paid by Pioneer and Pioneer USA (approximately $104.4 million, including transaction costs, in the aggregate for all 46 partnerships).

Item 13. Financial Statements.

         None of the partnerships has any debt. Accordingly, the calculation of a ratio of earnings to fixed charges is not meaningful.

Item 16. Exhibits.

(a)(1) Preliminary copies of notice of special meetings of limited partners and proxy statement/prospectus, subject to completion, dated April 2001 (incorporated by reference to Pioneer's Registration Statement on Form S-4, Registration No.
                  333-     , filed with the SEC on April 17, 2001)

(b)(1) $575,000,000 Credit Agreement dated as of May 31, 2000, among Pioneer, as the borrower, Bank of America, N.A., as the administrative agent, Credit Suisse First Boston, as the documentation agent, The Chase Manhattan Bank, as the syndication agent, and certain lenders (incorporated by reference to Exhibit 10.4 to Pioneer's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2000)

(c)(1)            Form of fairness opinion of Robert A. Stanger & Co., Inc.
                  dated         , 2001 (attached as Appendix C to the proxy
                  statement/prospectus forming a part of Pioneer's Registration
                  Statement on Form S-4, Registration No. 333-      , filed with
                  the SEC on April 17, 2001)

(c)(2) Reserve report of Williamson Petroleum Consultants, Inc. dated December 31, 2000 (attached as Appendix B to the proxy statement/prospectus forming a part of Pioneer's Registration
                  Statement on Form S-4, Registration No. 333-      , filed with
                  the SEC on April 17, 2001)





                            [Signature page follows.]


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      PIONEER NATURAL RESOURCES COMPANY


                                      By: /s/ RICHARD P. DEALY
                                         ---------------------------------------
                                          Richard P. Dealy
                                          Vice President and Chief Accounting
                                          Officer

                                      Date:  April 17, 2001

                                      PIONEER NATURAL RESOURCES USA, INC.


                                      By: /s/ MARK L. WITHROW
                                         ---------------------------------------
                                          Mark L. Withrow
                                          Executive Vice President,
                                          General Counsel and Secretary



                                      Date:  April 17, 2001


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                               INDEX TO EXHIBITS

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
EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(1)            Preliminary copies of notice of special meetings of limited partners and proxy statement/prospectus, subject to
                  completion, dated April 2001 (incorporated by reference to
                  Pioneer's Registration Statement on Form S-4, Registration No.
                  333-     , filed with the SEC on April 17, 2001)

(b)(1) $575,000,000 Credit Agreement dated as of May 31, 2000, among Pioneer, as the borrower, Bank of America, N.A., as the administrative agent, Credit Suisse First Boston, as the documentation agent, The Chase Manhattan Bank, as the syndication agent, and certain lenders (incorporated by reference to Exhibit 10.4 to Pioneer's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2000)

(c)(1)            Form of fairness opinion of Robert A. Stanger & Co., Inc.
                  dated       , 2001 (attached as Appendix C to the proxy
                  statement/prospectus forming a part of Pioneer's Registration
                  Statement on Form S-4, Registration No. 333-      , filed with
                  the SEC on April 17, 2001)

(c)(2) Reserve report of Williamson Petroleum Consultants, Inc. dated December 31, 2000 (attached as Appendix B to the proxy statement/prospectus forming a part of Pioneer's Registration
                  Statement on Form S-4, Registration No. 333-      , filed with
                  the SEC on April 17, 2001)
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